UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777
(Full title and address of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for
Amgen Manufacturing, Limited

Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of The Retirement and Savings Plan for Amgen Manufacturing, Limited
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP
We have served as the Plan’s auditor since 1992.
Los Angeles, California
June 14, 2023

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Investments at fair value	$595,003,942	$669,938,625
Notes receivable from participants	16,068,774	15,668,200
Other – principally due from broker	395,402	469,779
Total assets	611,468,118	686,076,604
Liabilities
Other – principally due to broker	462,064	404,824
Total liabilities	462,064	404,824
Net assets available for benefits	$611,006,054	$685,671,780
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2022
Additions to (deductions from) net assets:
Employer contributions	$20,160,074
Participant contributions	19,306,766
Rollover contributions	521,004
Interest and dividend income	5,053,185
Net realized/unrealized losses	(83,780,824)
Interest income on notes receivable from participants	682,956
Benefits paid	(35,673,066)
Investment and administrative fees	(935,821)
Net decrease	(74,665,726)
Net assets available for benefits at beginning of year	685,671,780
Net assets available for benefits at end of year	$611,006,054
See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements
December 31, 2022

1. Description of the Plan
The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective May 1, 1992, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on December 13, 2021. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan is intended to qualify under Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s pre-tax contributions are subject to the PR Code and Plan limitations and could not exceed $15,000 in 2022. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2022. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax Individual Contributions, referred to as catch-up contributions, that are subject to the PR Code and Plan limitations and could not exceed $1,500 in 2022. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 4% of each participant’s eligible compensation up to a maximum of $12,200 in 2022 (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $15,000 in 2022.
Participants select the investments in which their Individual Contributions, including their Core Contributions and Matching Contributions (collectively, Company Contributions), are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Vesting
Participants are immediately vested with respect to their Individual Contributions and Matching Contributions and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by the Company, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios, which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are composed primarily of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, a participant may elect to receive a full or partial distribution of his or her account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; or (d) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
No withdrawals may be made from the Plan while a participant continues to be employed by the Company except in certain circumstances including, but not limited to, financial hardship, disability and attainment of age 59 1/2.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would become fully vested in Core Contributions and receive distributions of their account balances.
Trustee and Custodians
Banco Popular de Puerto Rico is the Plan’s trustee. Bank of America, N.A. is the Plan’s custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. Northern Trust Company, NA (Northern) is the Plan’s custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2022, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$103,662,409	$—	$—	$103,662,409
Cash and cash equivalents	200,285	—	—	200,285
Collective trust funds	—	372,729,128	—	372,729,128
Common and preferred stock	101,755,093	—	—	101,755,093
Mutual funds	8,345,597	—	—	8,345,597
Self-directed brokerage accounts	8,311,430	—	—	8,311,430
Total investments at fair value	$222,274,814	$372,729,128	$—	$595,003,942

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2021, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$92,566,483	$—	$—	$92,566,483
Cash and cash equivalents	4,231,214	—	—	4,231,214
Collective trust funds	—	410,998,784	—	410,998,784
Common and preferred stocks	143,456,396	—	—	143,456,396
Mutual funds	7,440,054	—	—	7,440,054
Self-directed brokerage accounts	11,245,694	—	—	11,245,694
Total investments at fair value	$258,939,841	$410,998,784	$—	$669,938,625
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received an opinion letter from the Puerto Rico Treasury Department (PRTD) dated February 26, 2018, with an effective date of January 1, 2017, stating that the Plan meets the requirements of Section 1081.01 of the PR Code and the regulations thereunder, and, therefore the related trust forming part of the Plan is exempt from taxation. Subsequently, six amendments were made to the Plan, and the Plan received letters from the PRTD stating the PRTD has no objection to the first four of these amendments. The Company has submitted the fifth and sixth amendments to the PRTD requesting an opinion that the Plan remains in compliance with the PR Code and regulations thereunder. Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.
For taxable year 2022, the Company believes the Plan satisfied, and operated in compliance with, the applicable requirements of the PR Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the PR Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the custodians certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions.

The Retirement and Savings Plan for Amgen Manufacturing, Limited
Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$611,006,054	$685,671,780
Deemed loans	(753,247)	(672,422)
Net assets per the Form 5500	$610,252,807	$684,999,358
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2022
Benefits paid	$(35,673,066)
Investment and administrative fees	(935,821)
Total expenses per the financial statements	(36,608,887)
Deemed loans at December 31, 2021	672,422
Deemed loans at December 31, 2022	(753,247)
Total expenses per the Form 5500	$(36,689,712)

Supplemental Schedule
The Retirement and Savings Plan for Amgen Manufacturing, Limited
EIN: 98-0210484 Plan: #001
As of December 31, 2022
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen Stock*	Employer Securities 394,694 shares	103,662,409
			$103,662,409

Capital Preservation Asset Class:
Galliard Stable Return Fund W*	Collective Trust Fund 1,242,855 units	75,788,056
NT Collective Short Term Investment Fund*	Collective Trust Fund 4,223,182 units	4,223,182
Total Capital Preservation Asset Class			80,011,238

Fixed Income Active Asset Class:
MetLife Core Plus Collective Fund*	Collective Trust Fund 918,963 units	8,546,360
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 772,168 units	8,524,740
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 276,029 units	2,718,888
Putnam Absolute Return Fixed Income Fund*	Collective Trust Fund 36,931 units	2,712,610
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 792,880 units	1,637,983
Total Fixed Income Active Asset Class			24,140,581

Fixed Income Index Asset Class:
Northern Trust Global Investments Collective Daily Aggregate Bond Index Fund - Non Lending*	Collective Trust Fund 792,880 units	111,478,898
Total Fixed Income Index Asset Class			111,478,898

U.S. Equity Active Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 79,450 units	4,729,549
Visa Inc. Class A	Common and Preferred Stock 13,243 shares	2,751,366
NT Collective Short Term Investment Fund*	Collective Trust Fund 2,706,179 units	2,706,179
Amazon Inc.	Common and Preferred Stock 29,672 shares	2,492,448
Microsoft Corporation	Common and Preferred Stock 9,195 shares	2,205,145
General Electric	Common and Preferred Stock 20,569 shares	1,723,477
TransDigm Group Inc.	Common and Preferred Stock 1,973 shares	1,242,299
Intuit Inc.	Common and Preferred Stock 3,146 shares	1,224,486
Netflix, Inc.	Common and Preferred Stock 3,933 shares	1,159,763
Dexcom Inc.	Common and Preferred Stock 8,826 shares	999,456
Ball Corporation	Common and Preferred Stock 19,227 shares	983,269
ServiceNow Inc.	Common and Preferred Stock 2,355 shares	914,376
The Carlyle Group Inc.	Common and Preferred Stock 30,274 shares	903,376
Heico Corporation Class A	Common and Preferred Stock 7,390 shares	885,692
Skechers USA Inc. Class A	Common and Preferred Stock 20,880 shares	875,916
UnitedHealth Group Inc.	Common and Preferred Stock 1,638 shares	868,435
Citigroup Inc.	Common and Preferred Stock 18,779 shares	849,374
Dow Inc.	Common and Preferred Stock 16,518 shares	832,342

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Alphabet Inc.	Common and Preferred Stock 9,348 shares	829,448
Danaher Corporation	Common and Preferred Stock 3,072 shares	815,370
Skyworks Solutions Inc	Common and Preferred Stock 8,841 shares	805,680
Jones Lang LaSalle Inc.	Common and Preferred Stock 4,967 shares	791,591
SS&C Technologies Holdings Inc.	Common and Preferred Stock 14,665 shares	763,460
Wells Fargo & Company*	Common and Preferred Stock 18,435 shares	761,181
Lear Corporation	Common and Preferred Stock 6,118 shares	758,754
KKR & Company Inc. Class A	Common and Preferred Stock 16,245 shares	754,093
Workday Inc. Class A	Common and Preferred Stock 4,494 shares	751,981
Mastercard Inc. Class A	Common and Preferred Stock 2,132 shares	741,360
Qorvo, Inc.	Common and Preferred Stock 8,135 shares	737,356
MSCI Inc.	Common and Preferred Stock 1,583 shares	736,364
CoStar Group Inc.	Common and Preferred Stock 9,424 shares	728,287
Alphabet Inc. Class C	Common and Preferred Stock 8,085 shares	717,382
Yum! Brands Inc.	Common and Preferred Stock 5,506 shares	705,208
S&P Global Inc	Common and Preferred Stock 2,085 shares	698,350
Equinix Inc.	Common and Preferred Stock 1,024 shares	670,751
Thermo Fisher Corporation	Common and Preferred Stock 1,216 shares	669,639
Salesforce.com Inc.	Common and Preferred Stock 4,930 shares	653,669
Henry Schein Inc.	Common and Preferred Stock 8,184 shares	653,656
Applied Materials Inc.	Common and Preferred Stock 6,687 shares	651,180
Ecolab, Inc.	Common and Preferred Stock 4,454 shares	648,324
Salesforce.com Inc.	Common and Preferred Stock 4,872 shares	645,978
Costar Group Inc.	Common and Preferred Stock 8,356 shares	645,752
Merit Medical Systems Inc.	Common and Preferred Stock 9,044 shares	638,687
Clean Harbors Inc.	Common and Preferred Stock 5,558 shares	634,279
Block, Inc.	Common and Preferred Stock 10,093 shares	634,244
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 10,999 shares	629,033
Match Group Inc.	Common and Preferred Stock 14,797 shares	613,928
Fresenius Medical Care	Common and Preferred Stock 37,471 shares	612,276
QuidelOrtho Corporation	Common and Preferred Stock 7,007 shares	600,290
STERIS plc	Common and Preferred Stock 3,225 shares	595,625
Wabtec Corporation	Common and Preferred Stock 5,920 shares	590,875
Newell Brands Inc.	Common and Preferred Stock 45,083 shares	589,686
Edison International	Common and Preferred Stock 9,266 shares	589,503
Autodesk Inc.	Common and Preferred Stock 3,119 shares	582,848
Iqvia Holdings Inc.	Common and Preferred Stock 2,830 shares	579,839
Waste Connections Inc.	Common and Preferred Stock 4,368 shares	579,022
Regeneron Pharmaceuticals, Inc.	Common and Preferred Stock 798 shares	575,749
Intuitive Surgical, Inc.	Common and Preferred Stock 2,150 shares	570,503
MetLife Inc.*	Common and Preferred Stock 7,881 shares	570,348
Sherwin-Williams Company	Common and Preferred Stock 2,353 shares	558,437
Halozyme Therapeutics Inc.	Common and Preferred Stock 9,782 shares	556,596
Capital One Financial Corporation	Common and Preferred Stock 5,899 shares	548,371
Equitable Holdings Inc.	Common and Preferred Stock 18,950 shares	543,865
Ares Management Corporation	Common and Preferred Stock 7,846 shares	536,980
FMC Corporation	Common and Preferred Stock 4,172 shares	520,666
CBRE Group Inc. Class A	Common and Preferred Stock 6,732 shares	518,095
Anthem Inc.	Common and Preferred Stock 1,009 shares	517,587
Ritchie Bros Auctioneers Inc.	Common and Preferred Stock 8,945 shares	517,289
Synopsys Inc.	Common and Preferred Stock 1,610 shares	514,057

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
NICE Limited	Common and Preferred Stock 2,649 shares	509,403
Voya Financial Inc.	Common and Preferred Stock 8,159 shares	501,697
Aon PLC	Common and Preferred Stock 1,671 shares	501,534
Lam Research Corporation	Common and Preferred Stock 1,168 shares	490,910
American Express Company	Common and Preferred Stock 3,322 shares	490,826
Ametek Inc.	Common and Preferred Stock 3,510 shares	490,417
Starbucks Corporation	Common and Preferred Stock 4,919 shares	487,965
Charles River Laboratories International Inc.	Common and Preferred Stock 2,234 shares	486,789
FleetCor Technologies Inc.	Common and Preferred Stock 2,630 shares	483,078
JP Morgan Chase & Company	Common and Preferred Stock 3,600 shares	482,760
Booking Holdings Inc.	Common and Preferred Stock 233 shares	469,560
Sensata Technologies BV Holding	Common and Preferred Stock 11,485 shares	463,764
Gildan Activewear Inc.	Common and Preferred Stock 16,718 shares	458,073
Adobe Systems Inc.	Common and Preferred Stock 1,335 shares	449,268
Amdocs Limited	Common and Preferred Stock 4,903 shares	445,683
Shopify Inc	Common and Preferred Stock 12,798 shares	444,219
American International Group Inc.	Common and Preferred Stock 6,919 shares	437,558
Bristol Myers Squibb	Common and Preferred Stock 6,035 shares	434,218
Amphenol Corporation Class A	Common and Preferred Stock 5,490 shares	418,009
Frontdoor Inc.	Common and Preferred Stock 19,642 shares	408,554
Uber Technologies Inc.	Common and Preferred Stock 16,491 shares	407,822
Alight Inc. Class A	Common and Preferred Stock 48,658 shares	406,781
Warner Music Group Corporation Class A	Common and Preferred Stock 11,572 shares	405,251
J2 Global Inc.	Common and Preferred Stock 5,122 shares	405,150
Atlassian Corporation	Common and Preferred Stock 3,117 shares	401,096
Axis Capital Holdings Limited	Common and Preferred Stock 7,397 shares	400,695
Dollar General Corporation	Common and Preferred Stock 1,619 shares	398,679
BWX Technologies Inc.	Common and Preferred Stock 6,825 shares	396,396
IDEX Corporation	Common and Preferred Stock 1,698 shares	387,704
NOV Inc.	Common and Preferred Stock 18,554 shares	387,593
Hewlett Packard Enterprise Company	Common and Preferred Stock 24,135 shares	385,195
Euronet Worldwide Inc.	Common and Preferred Stock 4,080 shares	385,070
Bank of America Corporation*	Common and Preferred Stock 11,404 shares	377,700
Align Technology Inc.	Common and Preferred Stock 1,789 shares	377,300
Snowflake Inc. Class A	Common and Preferred Stock 2,608 shares	374,352
Catalent Inc.	Common and Preferred Stock 8,225 shares	370,207
Floor & Decor Holdings Inc.	Common and Preferred Stock 5,315 shares	370,083
Lam Resh Corporation	Common and Preferred Stock 877 shares	368,603
LKQ Corporation	Common and Preferred Stock 6,889 shares	367,941
Entegris Inc.	Common and Preferred Stock 5,570 shares	365,336
UGI Corporation	Common and Preferred Stock 9,829 shares	364,361
PVH Corporation	Common and Preferred Stock 5,103 shares	360,221
Abbott Laboratories	Common and Preferred Stock 3,137 shares	344,411
Halliburton Company	Common and Preferred Stock 8,619 shares	339,158
Ingredion Inc.	Common and Preferred Stock 3,439 shares	336,781
HealthEquity Inc.	Common and Preferred Stock 5,428 shares	334,582
Huntington Bancshares Inc.	Common and Preferred Stock 23,452 shares	330,673
Acadia Healthcare Company Inc.	Common and Preferred Stock 3,899 shares	320,966
Cloudflare Inc.	Common and Preferred Stock 7,025 shares	317,600
Churchill Downs Inc.	Common and Preferred Stock 1,465 shares	309,745
Datadog Inc.	Common and Preferred Stock 4,214 shares	309,729

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Sarepta Therapeutics Inc.	Common and Preferred Stock 2,341 shares	303,347
Trimble Inc.	Common and Preferred Stock 5,978 shares	302,248
Brown & Brown Inc.	Common and Preferred Stock 5,295 shares	301,656
Mohawk Industries Inc.	Common and Preferred Stock 2,945 shares	301,038
Cabot Corporation	Common and Preferred Stock 4,468 shares	298,641
Cooper Companies Inc.	Common and Preferred Stock 890 shares	294,296
National Retail Properties Inc.	Common and Preferred Stock 6,332 shares	289,752
GlobalFoundries Inc.	Common and Preferred Stock 5,277 shares	284,378
ACV Auctions Inc. Class A	Common and Preferred Stock 34,326 shares	281,816
On Semiconductor Corporation	Common and Preferred Stock 4,496 shares	280,416
Goldman Sachs Group Inc.	Common and Preferred Stock 807 shares	277,108
Dycom Industries Inc.	Common and Preferred Stock 2,883 shares	269,849
Western Alliance Bancorporation	Common and Preferred Stock 4,491 shares	267,484
Momentive Global Inc.	Common and Preferred Stock 37,986 shares	265,902
Carter Inc.	Common and Preferred Stock 3,550 shares	264,866
FTI Consulting Inc.	Common and Preferred Stock 1,664 shares	264,243
Forward Air Corporation	Common and Preferred Stock 2,493 shares	261,491
Tennant Company	Common and Preferred Stock 4,242 shares	261,180
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 4,131 shares	260,170
Keysight Technologies Inc.	Common and Preferred Stock 1,472 shares	251,815
Gartner Inc.	Common and Preferred Stock 747 shares	251,097
DoorDash Inc. Class A	Common and Preferred Stock 5,016 shares	244,881
Nvidia Corporation	Common and Preferred Stock 1,661 shares	242,739
ZipRecruiter Inc. Class A	Common and Preferred Stock 14,536 shares	238,681
Huron Consulting Group Inc.	Common and Preferred Stock 3,249 shares	235,877
NRG Energy Inc.	Common and Preferred Stock 7,361 shares	234,227
AerCap Holdings N.V.	Common and Preferred Stock 3,972 shares	231,647
KAR Auction Services Inc.	Common and Preferred Stock 17,586 shares	229,497
Belden Inc.	Common and Preferred Stock 3,117 shares	224,112
BankUnited Inc.	Common and Preferred Stock 6,543 shares	222,266
Sea Limited	Common and Preferred Stock 4,249 shares	221,075
N-Able Technologies International Inc.	Common and Preferred Stock 21,491 shares	220,927
CarGurus Inc. Class A	Common and Preferred Stock 15,757 shares	220,756
National Bank Holdings Corporation Class A	Common and Preferred Stock 5,109 shares	214,936
LPL Financial Holdings Inc.	Common and Preferred Stock 994 shares	214,873
Chemed Corporation	Common and Preferred Stock 416 shares	212,339
UBS Group AG	Common and Preferred Stock 11,334 shares	211,606
Albany International Corporation Class A	Common and Preferred Stock 2,133 shares	210,292
ALLETE Inc.	Common and Preferred Stock 3,257 shares	210,109
Altra Industrial Motion Corporation	Common and Preferred Stock 3,506 shares	209,484
Advanced Energy Industries Inc.	Common and Preferred Stock 2,439 shares	209,217
Certara Inc.	Common and Preferred Stock 12,861 shares	206,676
Magna International Inc.	Common and Preferred Stock 3,673 shares	206,349
KBR, Inc.	Common and Preferred Stock 3,904 shares	206,131
Pfizer Inc.	Common and Preferred Stock 4,022 shares	206,087
Edwards Lifesciences Corporation	Common and Preferred Stock 2,698 shares	201,298
Prosperity Bancshares Inc.	Common and Preferred Stock 2,759 shares	200,524
ASGN Inc.	Common and Preferred Stock 2,428 shares	197,833
Bio-Techne Corporation	Common and Preferred Stock 2,379 shares	197,172
Sally Beauty Holdings Inc.	Common and Preferred Stock 15,576 shares	195,012
Trinet Group Inc.	Common and Preferred Stock 2,830 shares	191,874

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Nasdaq Inc.	Common and Preferred Stock 3,077 shares	188,774
Graphic Packaging Holding Company	Common and Preferred Stock 8,429 shares	187,545
Cardinal Health, Inc.	Common and Preferred Stock 2,414 shares	185,564
Teleflex Inc.	Common and Preferred Stock 742 shares	185,225
Carlisle Companies Inc.	Common and Preferred Stock 784 shares	184,750
Monday.com Limited	Common and Preferred Stock 1,509 shares	184,098
Kirby Corporation	Common and Preferred Stock 2,857 shares	183,848
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 4,062 shares	183,481
McKesson Corporation	Common and Preferred Stock 483 shares	181,183
Range Resources Corporation	Common and Preferred Stock 7,153 shares	178,968
Box Inc. Class A	Common and Preferred Stock 5,736 shares	178,562
Smartsheet Inc. Class A	Common and Preferred Stock 4,518 shares	177,828
Matson Inc.	Common and Preferred Stock 2,840 shares	177,528
Shell plc	Common and Preferred Stock 3,111 shares	177,171
Charter Communications, Inc. Class A	Common and Preferred Stock 519 shares	175,993
Copart Inc.	Common and Preferred Stock 2,879 shares	175,302
First American Financial Corporation	Common and Preferred Stock 3,327 shares	174,135
Northern Trust Interest Bearing Cash*	Cash and Cash Equivalents 173,146 units	173,146
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 4,832 shares	172,357
WisdomTree Investments Inc.	Common and Preferred Stock 31,440 shares	171,348
Signature Bank	Common and Preferred Stock 1,480 shares	170,526
Diamondback Energy Inc.	Common and Preferred Stock 1,214 shares	166,051
Dolby Laboratories Inc.	Common and Preferred Stock 2,353 shares	165,981
Graco Inc.	Common and Preferred Stock 2,436 shares	163,845
Airbnb Inc. Class A	Common and Preferred Stock 1,912 shares	163,476
Barnes Group Inc.	Common and Preferred Stock 3,976 shares	162,420
Itron Inc.	Common and Preferred Stock 3,088 shares	156,407
Cohen & Steers Inc.	Common and Preferred Stock 2,421 shares	156,300
Under Armour Inc. Class C	Common and Preferred Stock 17,492 shares	156,029
Woodward Inc.	Common and Preferred Stock 1,596 shares	154,190
AptarGroup Inc.	Common and Preferred Stock 1,399 shares	153,862
Mednax Inc.	Common and Preferred Stock 10,339 shares	153,638
Grand Canyon Education Inc.	Common and Preferred Stock 1,421 shares	150,143
Okta Inc.	Common and Preferred Stock 2,156 shares	147,319
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 2,345 shares	146,797
Oceaneering International Inc.	Common and Preferred Stock 8,251 shares	144,310
Dynatrace Inc.	Common and Preferred Stock 3,731 shares	142,897
Alamos Gold Inc. Class A	Common and Preferred Stock 13,941 shares	140,944
Generac Holdings Inc.	Common and Preferred Stock 1,396 shares	140,521
Veracyte Inc.	Common and Preferred Stock 5,896 shares	139,912
Encompass Health Corporation	Common and Preferred Stock 2,321 shares	138,819
BRP Group Inc. Class A	Common and Preferred Stock 5,498 shares	138,220
NexTier Oilfield Solutions Inc.	Common and Preferred Stock 14,847 shares	137,186
Monro Inc.	Common and Preferred Stock 3,025 shares	136,730
Knowles Corporation	Common and Preferred Stock 8,186 shares	134,414
Markel Corporation Holding Company	Common and Preferred Stock 102 shares	134,384
TreeHouse Foods Inc.	Common and Preferred Stock 2,710 shares	133,820
Consensus Cloud Solutions Inc.	Common and Preferred Stock 2,430 shares	130,637
ACI Worldwide Inc.	Common and Preferred Stock 5,669 shares	130,387
Teledyne Technologies Inc.	Common and Preferred Stock 325 shares	129,971
10X Genomics Inc. Class A	Common and Preferred Stock 3,560 shares	129,726

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Hexcel Corporation	Common and Preferred Stock 2,182 shares	128,411
Tronox Holdings PLC	Common and Preferred Stock 9,262 shares	126,982
John Bean Technologies Corporation	Common and Preferred Stock 1,375 shares	125,579
Matthews International Corporation Class A	Common and Preferred Stock 4,097 shares	124,713
SpringWorks Therapeutics Inc.	Common and Preferred Stock 4,670 shares	121,467
Ciena Corporation	Common and Preferred Stock 2,380 shares	121,332
United Community Bank Blairsville Georgia	Common and Preferred Stock 3,588 shares	121,274
Texas Capital Bancshares Inc.	Common and Preferred Stock 1,997 shares	120,439
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 2,296 shares	120,333
Helen Trustoy Limited	Common and Preferred Stock 1,084 shares	120,226
Jacobs Solutions Inc.	Common and Preferred Stock 985 shares	118,269
Hanesbrands Inc.	Common and Preferred Stock 18,223 shares	115,898
Pacific Premier Bancorp Inc.	Common and Preferred Stock 3,669 shares	115,794
Agios Pharmaceuticals Inc.	Common and Preferred Stock 4,120 shares	115,690
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 2,736 shares	115,350
Nevro Corporation	Common and Preferred Stock 2,855 shares	113,058
C.H. Robinson Worldwide Inc.	Common and Preferred Stock 1,218 shares	111,520
NCR Corporation	Common and Preferred Stock 4,743 shares	111,034
Canada Goose Holdings Inc.	Common and Preferred Stock 6,176 shares	109,995
World Wrestling Entertainment	Common and Preferred Stock 1,603 shares	109,838
8X8 Inc.	Common and Preferred Stock 24,905 shares	107,590
JBG SMITH Properties	Common and Preferred Stock 5,623 shares	106,725
Coherent Corporation	Common and Preferred Stock 3,037 shares	106,599
Cimpress plc	Common and Preferred Stock 3,820 shares	105,470
Sportradar Group	Common and Preferred Stock 10,499 shares	104,570
Legend Biotech Corporation	Common and Preferred Stock 2,069 shares	103,284
Docusign Inc.	Common and Preferred Stock 1,862 shares	103,192
Summit Materials Inc.	Common and Preferred Stock 3,635 shares	103,191
SLR Investment Corporation	Common and Preferred Stock 7,395 shares	102,864
Aspen Technology Inc.	Common and Preferred Stock 472 shares	96,949
CareDx Inc.	Common and Preferred Stock 8,482 shares	96,780
Azekpany Inc.	Common and Preferred Stock 4,640 shares	94,285
Qualtrics International Inc.	Common and Preferred Stock 9,078 shares	94,230
Haemonetics Corporation	Common and Preferred Stock 1,170 shares	92,021
IAA Spinco Inc.	Common and Preferred Stock 2,264 shares	90,560
iShares Russell Mid-Cap ETF	Mutual Fund 1,340 units	90,383
J & J Snack Foods Corporation	Common and Preferred Stock 603 shares	90,275
Mid-American Apartment Communities Inc.	Common and Preferred Stock 573 shares	89,955
PacWest Bancorp	Common and Preferred Stock 3,818 shares	87,623
Sumo Logic Inc.	Common and Preferred Stock 10,650 shares	86,265
Sotera Health Company	Common and Preferred Stock 10,125 shares	84,341
AZZ Inc.	Common and Preferred Stock 2,095 shares	84,219
Arvinas Inc.	Common and Preferred Stock 2,458 shares	84,088
Northwestern Corporation	Common and Preferred Stock 1,400 shares	83,076
Farfetch Limited Class A	Common and Preferred Stock 17,511 shares	82,827
Infinera Corporation	Common and Preferred Stock 12,063 shares	81,305
Silgan Holdings Inc.	Common and Preferred Stock 1,552 shares	80,456
Omnicell Inc.	Common and Preferred Stock 1,541 shares	77,697
Flowserve Corporation	Common and Preferred Stock 2,530 shares	77,620
Wolverine World Wide Inc.	Common and Preferred Stock 7,070 shares	77,275
Middleby Corporation	Common and Preferred Stock 575 shares	76,993

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Tenable Holdings Inc.	Common and Preferred Stock 2,011 shares	76,720
Relay Therapeutics Inc.	Common and Preferred Stock 5,078 shares	75,865
Harsco Corporation	Common and Preferred Stock 11,957 shares	75,210
IPG Photonics Corporation	Common and Preferred Stock 783 shares	74,127
KB Home	Common and Preferred Stock 2,273 shares	72,395
iShares Core S&P Small-Cap ETF	Mutual Fund 754 units	71,359
Doximity Inc.	Common and Preferred Stock 2,092 shares	70,208
C4 Therapeutics Inc.	Common and Preferred Stock 11,878 shares	70,080
Herbalife Nutrition Limited	Common and Preferred Stock 4,671 shares	69,504
Banner Corporation	Common and Preferred Stock 1,089 shares	68,825
Rocket Lab USA Inc.	Common and Preferred Stock 18,208 shares	68,644
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 7,102 shares	67,895
Axogen Inc.	Common and Preferred Stock 6,787 shares	67,734
STAG Industrial Inc.	Common and Preferred Stock 2,083 shares	67,302
WSFS Financial Corporation	Common and Preferred Stock 1,483 shares	67,239
Fox Factory Holding Corporation	Common and Preferred Stock 732 shares	66,780
Coherus BioSciences Inc.	Common and Preferred Stock 8,220 shares	65,102
Albemarle Corporation	Common and Preferred Stock 298 shares	64,624
Sonos Inc.	Common and Preferred Stock 3,759 shares	63,527
Boston Properties Inc.	Common and Preferred Stock 896 shares	60,552
Mercury Systems Inc.	Common and Preferred Stock 1,351 shares	60,444
Designer Brands Inc. Class A	Common and Preferred Stock 6,048 shares	59,149
Heartland Express Inc.	Common and Preferred Stock 3,678 shares	56,421
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 1,723 shares	51,518
CalAmp Corporation	Common and Preferred Stock 10,489 shares	46,991
PetIQ Inc. Class A	Common and Preferred Stock 4,839 shares	44,616
Stevanato Group S.p.A.	Common and Preferred Stock 2,349 shares	42,212
Adeia Inc.	Common and Preferred Stock 4,022 shares	38,129
iShares Russell 2000 ETF	Mutual Fund 215 units	37,487
Rogers Corporation	Common and Preferred Stock 268 shares	31,983
Sterling Check Corporation	Common and Preferred Stock 2,014 shares	31,157
Istar Inc.	Common and Preferred Stock 3,418 shares	26,079
Enhabit Inc.	Common and Preferred Stock 1,160 shares	15,266
eHealth Inc.	Common and Preferred Stock 2,234 shares	10,813
Safehold Inc.	Common and Preferred Stock 261 shares	7,470
Total U.S. Equity Active Asset Class			109,563,201

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 1,301,755 units	77,492,154
Total U.S. Equity Index Asset Class			77,492,154

International Equity Active Asset Class:
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 1,003,963 units	14,314,907
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 1,420,400 units	14,170,766
Reliance Trust Institutional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 886,595 units	10,887,388
Dodge & Cox International Fund*	Mutual Fund 188,967 units	8,146,368

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 1,023,424 units	7,870,129
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 17,529 units	3,243,062
Total International Equity Active Asset Class			58,632,620

International Equity Index Asset Class:
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund /Non Lending (Tier J)*	Collective Trust Fund 128,332 units	21,674,049
BlackRock FTSE RAFI Emerging Index Non Lendable Fund F	Collective Trust Fund 1,675 units	8,859
Total International Equity Index Asset Class			21,682,908

Participant Self-Directed Accounts	Various Investments	8,311,430
			8,311,430

Notes Receivable from Participants*	Interest Rate 4.25% - 9.25%	15,315,527
			15,315,527

Other:
Vanguard Federal Money Market	Cash and Cash Equivalents 27,135 units	27,135
NT Collective Short Term Investment Fund*	Collective Trust Fund 526,957 units	1,368
Total Other			28,503

Grand Total			$610,319,469

* Indicates party-in-interest

THE RETIREMENT AND SAVINGS PLAN FOR
AMGEN MANUFACTURING, LIMITED
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date:	June 14, 2023	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Deputy Chairman and Chief Financial Officer
Amgen Manufacturing, Limited